June 5, 2020

VIA EDGAR

The United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-8629

Re: Nationwide	Life Insurance Company

File No. 333-229802 (Nationwide Defined Protection Annuity – Pre-Effective Amendment No. 2)

Dear Ms. Hahn:

We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company (“Nationwide” or “we”). The filing is being made electronically via EDGAR in accordance with Regulation S-T.

On January 28, 2020, Nationwide filed a Pre-Effective Amendment No. 2 to the above referenced Registration Statement. Nationwide received your oral comments to the Pre-Effective Amendment on May 12, 2020 and May 13, 2020. The revisions specified in this correspondence filing are as a result of your May 12, 2020 and May 13, 2020 oral comments. Each comment is restated below and is followed by Nationwide’s response thereto. We will provide you with courtesy copies of this response letter, as well as the “marked” prospectus, via email.

Also, Nationwide would like to specifically note that in addition to other miscellaneous disclosure changes in the “marked” prospectus, Nationwide has changed the Contingent Deferred Sales Charge percentages. Nationwide changed the percentages in the 6-year CDSC schedule from 6%, 5%, 4%, 3%, 2%, 1% to 8%, 8%, 7%, 6%, 5%, 4%.

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Comments

1.

General Comment. Consider adding disclosure to the prospectus regarding how the COVID-19 pandemic may impact the investment risks of the Contract, particularly with respect to the market risks associated with the Indexes and the credit risk associated with Nationwide’s financial strength and claims-paying ability. If Nationwide does not add disclosure in that regard, supplementally explain why.

Response. We added a new eighth paragraph to the “Investment Risk” subsection of the “Risk Factors” section, as follows:

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, which has resulted in market volatility and general economic uncertainty. Significant market volatility and negative investment returns in the market resulting from the COVID-19 pandemic could have a negative impact on the performance of the Indexes to which the Strategies are linked.

Additionally, we added the following to the “Nationwide’s Financial Strength and Claims-Paying Ability Risk” subsection of the “Risk Factors” section:

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, which has resulted in market volatility and general economic uncertainty. To address disruptions in connection with the COVID-19 pandemic, Nationwide has implemented business continuity plans so that it can continue to provide products and services to its customers. While these efforts have been successful to date, Nationwide continues to be subject to certain risks that could negatively impact its operations, including system failures, mail delivery delays, unavailability of critical personnel due to illness or other reasons related to the pandemic, and disruptions to service providers.

Additionally, prolonged current economic conditions and consumer behavior related to COVID-19 could affect the amount of sales and profitability of Nationwide’s businesses and could have a negative impact on its financial condition and operations.

While we are confident in our ability to manage the financial risks related to COVID-19, the extent and duration of the risks related to the COVID-19 pandemic are unknown at this time. It is possible these risks could impact Nationwide’s financial strength and claims-paying ability. There are many factors beyond Nationwide’s control that cannot be mitigated or foreseen that could have a negative impact on Nationwide and the operation of the contract. Nationwide continues to monitor the economic situation and its business operations closely.

2.

Cover Page. In the first paragraph following the first set of bullets, the prospectus states “Strategy Earnings are independent of any contingent deferred sales charges or market value adjustments under the Contract.” For better clarity, please revise to state that “Strategy Earnings are calculated without taking into account any contingent deferred sales charges or market value adjustments under the Contract.”

Response. We revised the first paragraph after the first set of bullets on the cover page, as follows (emphasis added):

Gains or losses related to the performance of a Strategy, which we refer to as “Strategy Earnings,” are applied to your Contract at certain times during the Strategy Term. Strategy Earnings may be positive, negative, or equal to zero. We will apply Strategy Earnings to your Contract on the last day of the Strategy Term. We will also apply Strategy Earnings to your Contract when you take a withdrawal prior to the end of a Strategy Term, and when we calculate the death benefit. Strategy Earnings are calculated without taking into account any contingent deferred sales charges or market value adjustments under the Contract.

3.

Cover Page. In the third paragraph following the second set of bullets, the prospectus states “An investment in a Strategy does not represent an investment in the linked index or any securities or other assets included in the linked index.” Consider moving that sentence towards the beginning of the cover page where the indexes are listed.

Response. We moved the referenced sentence to immediately after the listing of indexes, as follows (emphasis added):

We refer to these investment options as “Strategies.” Currently, each Strategy is linked to one of the following indexes:

S&P 500® Index	J.P. Morgan Mozaic IISM Index	MSCI EAFE Index	NYSE® Zebra Edge® Index

An investment in a Strategy does not represent an investment in the linked index or any securities or other assets included in the linked index.

4.	Summary – Page 5. In the second paragraph under “What is the purpose of the Contract?,” revise to indicate that the Participation Rate may be as low as 5%.

Response. We revised the second paragraph under the “What is the purpose of the Contract?” subsection of the “Summary” section, as follows (emphasis added):

Each Strategy includes a defined level of downside protection that limits the amount of loss you can experience during a strategy term. We refer to this defined downside protection as a “Protection Level.” Each strategy also includes a percentage that determines the proportion of the index performance you receive over the course of a strategy term, which is referred to as a “Participation Rate.” A Strategy’s Participation Rate can be as low as 5%. Some strategies also have an annualized percentage that is deducted from earnings called a “Strategy Spread.”

5.	Summary – Page 5. In the same paragraph, please conform references to “strategy” to use the defined term “Strategy,” capitalized.

Response. We revised the second paragraph under the “What is the purpose of the Contract?” subsection of the “Summary” section, as follows (emphasis added):

Each Strategy includes a defined level of downside protection that limits the amount of loss you can experience during a Strategy Term. We refer to this defined downside protection as a “Protection Level.” Each Strategy also includes a percentage that determines the proportion of the index performance you receive over the course of a Strategy Term, which is referred to as a “Participation Rate.” A Strategy’s Participation Rate can be as low as 5%. Some Strategies also have an annualized percentage that is deducted from earnings called a “Strategy Spread.”

6.

Summary – Page 7. With respect to the disclosure under “What factors will affect my investment gains and losses under the Contract?,” please supplementally confirm that the Participation Rate and Strategy Spread for a given Strategy will be the same for all new purchasers who start that Strategy as of the same date. In addition, please supplementally confirm that the Participation Rate and Strategy Spread for a given Strategy will be the same for all existing contract owners who start that Strategy as of the same date. The Participation Rate and Strategy Spread do not necessarily need to be the same for new purchasers and existing contract owners.

Response. Participation Rates and Strategy Spreads (“Rates”) may not always be the same for new purchasers that start a Strategy on the same date. A purchaser’s Rates will be the greater of the Rates in effect on the date the application is signed and the Rates in effect on the date the contract is issued, as long as the contract is issued within 60 days of the date the application is signed. If the contract is issued after 60 days of the date the application is signed, the purchaser will receive the Rates in effect on the date the contract is issued. Since the length of time varies between the date an application is signed and the date the contract is issued for purchasers, the Rates can also vary.

Additionally, Rates may not be the same for existing contract owners who start a Strategy on the same date during the CDSC Period. Term renewal rates during the CDSC Period are determined by the date that was used to establish the initial term Rates, which as described above, will either be the greater of the application sign date and the contract issue date, or if after 60 days from the date the application is signed, the contract issue date (hereinafter referred to as the “Initial Rate Date”). Purchasers who have the same Initial Rate Date will have the same renewal rates. It is possible that existing contract owners that have the same renewal dates will have different renewal rates if they have different Initial Rate Dates. For example, if Person A’s Initial Rate Date is 5/1/21 and Person B’s Initial Rate Date is 5/1/22, they may share a same renewal date in the future (e.g. 5/1/23) but have different renewal rates. This occurs because renewal rates are based upon the Initial Rate Date.

After the CDSC Period, the Participation Rate and Strategy Spread for a given Strategy will be the same for all existing contract owners who start that Strategy on the same date.

7.

Summary – Page 7. With respect to the same section, in the second paragraph or in a new paragraph, rather than describing how changes to the Crediting Factors may impact gains and losses, please revise to instead briefly describe the purpose/impact of each Crediting Factor (i.e., one sentence each).

Response. We deleted the second paragraph of the “What factors will affect my investment gains and losses under the Contract?” subsection of the “Summary” section in its entirety, and revised the first paragraph, as follows (emphasis added):

What factors will affect my investment gains and losses under the Contract? Each Strategy has the following five Crediting Factors: an Index, which is the market index linked to a Strategy; a Strategy Term, which represents the duration of the Strategy in years; a Protection Level, which represents an amount of downside protection under a Strategy for a Strategy Term; a Participation Rate, which represents the proportion of the Index Performance reflected in the Strategy’s performance; and a Strategy Spread, which is an annualized percentage used as a deduction in the calculation of a Strategy’s performance. The Index, Strategy Term and Protection Level will not change for as long as we continue to offer the Strategy, while the Participation Rate and Strategy Spread can change for future Strategy Terms.

8.

Summary – Page 10. Under “How do I know what the Crediting Factors are for a Strategy that I want to invest in?, in the 4th bolded paragraph, changes references to “gains and losses” to “gains or losses.”

Response. We revised the first sentence of the fourth paragraph of the “How do I know what the Crediting Factors are for a Strategy that I want to invest in?” subsection of the “Summary” section, as follows (emphasis added):

When selecting a Strategy for investment, you should understand that your gains or losses for a Strategy will not equal the gains or losses in the Index you choose.

9.

Summary – Page 11. With respect to the assumptions for Example – Table 1, for assumption (v), revise/correct to state that the value of the assumed investment is at the beginning of the Strategy Term rather than the end of the Strategy Term.

Response. We revised assumption (v), as follows (emphasis added):

(v) the value of your investment in the Strategy at the beginning of the Strategy Term equals $10,000.

Additionally, we added a new assumption (vi) to clarify that no withdrawals were taken during the Strategy Term that would have reduced the value from the beginning of the term, as follows:

(vi) no withdrawals were taken during the Strategy Term.

10.	Summary – Page 14. In Example – Table 3, in the left-hand column, consider revising “Index Performance” to “Index Performance to Date” given that the example reflects an interim withdrawal.

Response. We revised each reference of “Index Performance” in left-hand column of “Example – Table 3” in the “Summary” section to “Index Performance to Date.”

11.

Summary – Page 18. Under “Market Value Adjustments,” either cross-reference to the section of the prospectus that generally discusses when an MVA is likely to be positive or negative or add disclosure briefly explaining how interest rates may impact the MVA as being positive or negative.

Response. We revised the second paragraph of the “Market Value Adjustments” subsection of the “How and why are Contingent Deferred Sales Charges (CDSCs) and Market Value Adjustments (MVAs) applied to Non-Preferred Withdrawals?” section, as follows (emphasis added):

The Contract is designed to be a long-term investment. When you take a withdrawal, we may be required to liquidate interest rate sensitive fixed-income assets that we hold in order to satisfy our payment obligations under the Contract. The MVA is intended to approximate, without duplicating, our investment experience when we liquidate those assets. When interest rates have increased, the MVA will be negative. Conversely, when interest rates have decreased, the MVA will be positive. See “Contingent Deferred Sales Charge and Market Value Adjustment—Market Value Adjustment” for more information on how interest rates impact the MVA.

12.

Summary – Page 18. Under “What may I do at the end of a Strategy Term?,” the first paragraph under the bullets references the “default option.” This section and the remainder of the prospectus do not identify the default option. Please revise to identify the default option.

Response. We revised the prospectus to make the Default Option a defined term and to identify the Strategy that will be used as the Default Option. Accordingly, we made the following changes:

a.	We added a definition for “Default Option” to the Defined Terms” section, as follows:

Default Option – the Strategy where your Strategy Value will be transferred to if you have Strategy Value invested in a Strategy that will not be available for reinvestment for the next Strategy Term and we do not receive instructions from you prior to the close of business on the Strategy Term End Date.

b.	We revised the first paragraph of the “Default Option” section, as follows (emphasis added):

As described above, if you have Strategy Value invested in a Strategy that will not be available for reinvestment for the next Strategy Term, and if we do not receive instructions from you prior to the close of business on the Strategy Term End Date (or if the Strategy Term End Date is not a Business Day, then at least one Business Day prior to the Strategy Term End Date), your entire Strategy Value in the maturing Strategy will be transferred to the Default Option. The Default Option is the 1-Year S&P 500® 100% Protection Level Strategy.

c.	We capitalized “default option” throughout the prospectus.

13.	Risk Factors, ad hoc. If a contract owner cannot direct the Company to deduct a withdrawal from a specific Strategy(ies), include the investment risks associated with not being able to do.

Response. We added a new sixth paragraph to the “Investment Risk” subsection of the “Risk Factors” section, as follows:

If you are invested in multiple Strategies at the time that you request a partial withdrawal, you cannot select the specific Strategy(s) from which the partial withdrawal is to be taken. This means that when you take a withdrawal you may be required to withdrawal money from a Strategy(s) that is performing negatively even if you have other Strategy(s) performing positively at the time of the withdrawal.

14.

Risk Factors – Page 23. Consider re-naming “Right to Examine Risk” to “Investment Risk During the Right to Examine Period” to better communicate the potential for investment losses during the free-look period.

Response. We revised the “Right to Examine Risk” section heading to “Investment Risk During the Right to Examine Period.”

15.

Risk Factors – Page 24. Under “Nationwide’s Financial Strength and Claims-Paying Ability Risk,” the Staff understands that the second paragraph was added in response to a Staff comment. However, upon reconsideration, the Staff believes that the added paragraph does not provide material information about the credit risk associated with the investment, and that the disclosure without that paragraph sufficiently describes the risk. As such, please remove the second paragraph.

Response. We removed the second paragraph of the “Nationwide’s Financial Strength and Claims-Paying Ability Risk” section in its entirety.

16.

State Variations – Page 25. Under “State Variations,” the prospectus states that the “prospectus describes the material rights and obligations under the Contract” but also states “[p]lease see your Contract for the material rights and obligations specific to you.” Please supplementally confirm that the prospectus describes all material rights and obligations under the Contract and, if so, please revise the second sentence referenced above. If the prospectus does not currently describe all material rights and obligations under the Contract, please revise the prospectus to do so, which may be done through the use of a state variations appendix.

Response. Nationwide confirms that the prospectus describes all material rights and obligations und the Contract. Accordingly, we revised the “State Variations” section, as follows (emphasis added):

This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. For example, state law may require different right to examine and cancel periods. The state in which your Contract is issued also governs whether certain features will vary under your Contract. Please see your Contract for any state variation specific to you. All material rights and obligations under your Contract will be included in your Contract or in riders or endorsements attached to your Contract. To review a copy of your Contract and any riders or endorsements, contact the Service Center.

17.

Right to Examine and Cancel – Page 26. Please revise the last sentence of the first paragraph to clarify whether the 30-day period during which the free-look right may be exercised applies to Contracts issued in all states.

Response. We revised the first paragraph of the “Right to Examine and Cancel” section, as follows (emphasis added):

You have the right to examine and cancel the Contract. If you elect to cancel the Contract, you may return it to the Service Center within a certain period of time known as the “free look” period. Depending on the state in which the Contract was purchased (and, in some states, if the Contract is purchased as a replacement for another annuity contract), the free look period may be 10 days or longer. For ease of administration, Nationwide will honor any free look cancellation request that is in good order and received at the Service Center or postmarked within 30 days after the Date of Issue regardless of the state in which your Contract was issued.

18.	Actions on Strategy Term End Dates – Page 31. In the last paragraph, correct the first sentence to indicate that the default option is discussed “below” rather than “above.”

Response. We revised the first sentence of the last paragraph of the “Action on Strategy Term End Dates” section, as follows (emphasis added):

If your Strategy Value is reinvested in the same Strategy or transferred to the Default Option, and you do not wish to be invested in that Strategy or the Default Option, your only option will be to fully surrender the Contract.

19.

Actions on Strategy Term End Dates – Page 31. In the same paragraph, disclose that partial withdrawals will be generally allocated pro-rata among an investor’s Strategies, if accurate. Otherwise, briefly explain in Plain English how partial withdrawals will be allocated among multiple Strategies.

Response. We revised the last sentence of the last paragraph of the “Action on Strategy Term End Dates” section, as follows (emphasis added):

Instead, your partial withdrawal will be allocated among all of your Strategies so that after the withdrawal is processed, the Strategy Values are allocated in the same proportion as before the withdrawal.

20.

Indexes – Page 33. In the first paragraph describing the J.P. Morgan Mozaic II Index, revise the second sentence to more clearly describe in Plain English the difference between an excess return index and total return index in this context.

Response. We revised the first paragraph describing the J.P. Morgan Mozaic II Index in the “Indexes” section, as follows (emphasis added):

J.P. Morgan Mozaic IISM Index – The J.P. Morgan Mozaic IISM Index (“J.P. Morgan Index”) tracks futures contracts referencing a diversified group of equity and fixed income assets, and indexes referencing commodities futures. Returns from investing in futures contracts are generally derived from three sources: (a) changes in the price of the relevant futures contracts (which is known as the “price return”); (b) any profit or loss realized when replacing the relevant futures contract as it reaches its expiration date with a similar futures contract that has a later expiration date (which is known as the “roll return”); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the “collateral return”). The J.P. Morgan Index, which is an “excess return index”, measures the “price return” and “roll return” associated with an investment in uncollateralized future contracts. In contrast, a “total return” index would also measure the “collateral return” as well as the “price return” and “roll return”.

21.

Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP) – Page 43. Consider moving the bolded paragraph at the bottom of the page to the beginning of this section, as the disclosure clearly discloses the increased downside risk associated with the NSEP.

Response. We moved the fourth paragraph of the “NSEP” subsection of the “Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP)” section and made it the new second paragraph in the same section.

22.

Appendix D Examples. For all examples (including examples other than in Appendix D) that use Participation Rates greater than 100% (most often 120%), the Staff would prefer that the examples use Participation Rates of less than 100%, unless there is a reason why using a number greater than 100% is more appropriate. The Staff is concerned that Participation Rates of more than 100% will not be frequently offered to investors, and that using a Participation Rate of less than 100% would be more realistic.

Response. Nationwide revised the examples to use an 80% Participation Rate in the “Adjusted Index Performance” subsection of the “Calculation of Strategy Earnings” section and in Appendix D. We believe that the remaining examples provided in the prospectus that use or refer to a Participation Rate greater than 100% are necessary to the purpose of the disclosure to explain the impact of a Participation Rate greater than 100%.

Please see Appendix A to this letter for the revised Appendix D.

The revised “Adjusted Index Performance” example is as follows (emphasis added):

For example, if a Strategy with a 1-year Strategy Term has a Participation Rate of 80% and a Strategy Spread of 2%:

•	If the Index Performance is 10% after half a year, then the AIP on that date would be 7% (10% Index Performance X 80% Participation Rate minus 2% Strategy Spread X Elapsed Term of .5)

•	If the Index Performance is 10% after one year, then the AIP on that date would be 6% (10% Index Performance X 80% Participation Rate minus 2% Strategy Spread X Elapsed Term of 1).

23.	Appendix D Examples. In the second bullet under the first paragraph, add a parenthetical clarifying that a “Protection Level of 90%” represents a defined downside protection of -10%.

Response. We revised the second bullet under the first paragraph of Appendix D, as follows (emphasis added):

•	Protection Level of 90% (represents a downside protection of -10%)

24.

Appendix D Examples. Under the first table, in “Step Five,” please revise the parenthetical to more clearly explain in Plain English how the related amount was calculated. For example, the parenthetical could indicate that the amount is representative of the percent of the Strategy Term that has passed as opposed to the Elapsed Term/Strategy Term.

Response. We revised the parenthetical to Step Five under the first table in Appendix D, as follows (emphasis added):

•	Step Five: 0.20 = (0.60 / 3) (i.e. Elapsed Term / Strategy Term, which is representative of the amount of time that has passed in the Strategy Term)

25.

Closing Comment on Summary. Item 503 of Regulation S-K permits a “brief” summary where the length or complexity of the prospectus makes a summary useful. The summary in the registration statement is relatively long compared to the summaries for similar products. However, the Staff recognizes that this product is relatively more complicated than others, which warrants a longer and more detailed summary. The Staff also recognizes that the length of the summary is in part reflective of previous comments given by the Staff, and the Company has done a great job in revising the Summary. The Staff believes that the summary in substantially its current form will be helpful to investors. However, the Staff encourages Nationwide to consider ways to shorten the summary (while retaining the same level of information). In that regard, the Staff suggests the following for Nationwide’s consideration:

Response. In addition to one of your suggested revisions below, we moved the more detailed disclosure in the Summary’s “What factors will affect my investment gains and losses under the Contract?” section that describes how Nationwide calculates Index Performance in the event of an Index substitution during a Strategy Term to the “Crediting Factors – Indexes” section in the body of the prospectus.

Accordingly, we made the following changes:

We revised the “Index Substitution” bullet in the “What factors will affect my investment gains and losses under the Contract?” section, as follows (emphasis added):

Index Substitution. We calculate Index Performance differently in the event that we substitute an Index during a Strategy Term. Subject to regulatory approval, we may substitute the Index during a Strategy Term if the Index is discontinued or if there is a substantial change to the calculation of the Index. See “Crediting Factors – Indexes.”

We added the following paragraphs (previously in the Summary section) to the end of the “Crediting Factors – Indexes” section:

If we substitute an Index during a Strategy Term, the Index Performance for the Strategy (unless the Lock-In feature has been exercised) will be equal to the result of compounding the performance of the old index prior to the substitution date and the performance of the new index after the substitution date. This is equal to (1+A) x (1+B) -1 where:

◾

A is equal to the percentage change in the value of the old Index between the Strategy Term Start Date (or the first day during the Strategy Term on which the old Index was used, whichever is later) and the value of the Index on the date of substitution; and

◾	B is equal to the percentage change in the value of the new Index between the date of substitution and the relevant later date in the Strategy Term.

For example, assume that we substitute the Index for a Strategy on a date during the Strategy Term. Also assume that the Index Performance for the old Index between the Strategy Term Start Date and the substitution date was +10%, and that the Index Performance for the new Index between the substitution date and the Strategy Term End Date was -5%. In this scenario, the Index Performance between the Strategy Term Start Date and the Strategy Term End Date would be +4.5%, i.e. (1+10%) x (1 + -5%) -1.

•	On page 6, consider consolidating the list of Strategies into a smaller list or table that reflects each Index being offered with a 1 or 3 Year Strategy Term and a 100%, 95%, or 90% Protection Level.

Response. Nationwide prefers the list of Strategies as it is currently presented. We believe the current format will provide a clear description for prospective purchasers to understand which combinations of Crediting Factors are available for election.

•	In the examples, rather than showing two instances of negative market performance (i.e., -5% and -15%), consider showing only the most negative of the two (i.e., -15%).

Response. Nationwide believes that the example demonstrating the -5% serves a purpose of showing how Strategy Earnings for Preferred Withdrawals and Non-Preferred Withdrawals can be the same in down markets, and that this is likely informative to prospective purchasers and contract owners.

•	Consider removing the CDSC table on page 13 and revising the sentence that precedes it to reflect the information included in the table.

Response. We revised the fourth paragraph of the section to remove the table, as follows (emphasis added):

The Preferred Withdrawal Percentage is 7% for the first six Contract Years and then increases to 10.00% after you have completed six Contract Years.

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Please contact me direct at (614) 249-7001 if you have any questions regarding this filing.

Very truly yours,
Nationwide Life Insurance Company

/s/ Benjamin Mischnick

Benjamin Mischnick
Senior Counsel

cc: Dodie C. Kent, Partner
Eversheds Sutherland (US) LLP

Appendix A

The following is the revised Appendix D reflecting an 80% Participation Rate and revisions as a result of the new CDSC schedule.

Appendix D: Withdrawal Examples

A contract owner makes a Purchase Payment of $100,000 and allocates it all to a single Strategy. On the date of the Purchase Payment the Strategy Value is $100,000. The Strategy has the following Crediting Factors:

•	Index XYZ

•	Protection Level of 90% (represents a downside protection of -10%)

•	3-Year Strategy Term

•	Participation Rate of 80%

•	Strategy Spread of 1.00%

EVENT 1: PREFERRED AND NON-PREFERRED WITHDRAWAL WITH POSITIVE INTERIM STRATEGY EARNINGS

Assume the contract owner takes a Gross Withdrawal of $14,000 after 219 days have elapsed since the start of the Strategy Term. Assume the following values apply on the date of the withdrawal:

•	Index XYZ’s Index Performance is 32.00%

•	CDSC Percentage = 8.00%

•	MVA Factor = 3.25%

1.	Calculate the Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP)

The table below illustrates the calculation of the SEP and NSEP on that date.

SEP and NSEP

Step One	Step Two	Step Three	Step Four	Step Five	Step Six	Step Seven	Step Eight
Elapsed Term	Adjusted Index Performance (AIP)	Downside Protection for SEP	Downside Protection for NSEP	Elapsed Term / Strategy Term	Factor to use in NSEP	Strategy Earnings Percentage (SEP)	Non-Preferred Strategy Earnings Percentage (NSEP)
0.60	25.00%	-10.00%	-14.80%	0.20	0.20	25.00%	5.00%

•	Step One: 0.60 = (219 days/365 days)

•	Step Two: 25.00% = [ (80% x 32.00%) - 1.00% x 0.60)] (i.e. AIP = Participation Rate x Index Performance – Strategy Spread x Elapsed Term)

•	Step Three: -10.00% = (90% - 100%) (i.e. downside protection for SEP = Protection Level – 100%)

•	Step Four: -14.80% = [90% - 100% - 2.00% x (3 - 0.60)] (i.e. downside protection for NSEP = Protection Level – 100% - Non-Preferred Withdrawal Adjustment Percentage x (Strategy Term – Elapsed Term)

•	Step Five: 0.20 = (0.60 / 3) (i.e. Elapsed Term / Strategy Term, which is representative of the amount of time that has passed in the Strategy Term)

•	Step Six: 0.20 (Use result of Step Five if result of Step Four is 0% or greater; otherwise use 1)

•	Step Seven: 25.00% = (Greater of 25.00% or -10.00%) (i.e. SEP = Greater of AIP or downside protection for SEP)

•	Step Eight: 5.00% = (Greater of 25.00% x 0.20 or -14.80%) (i.e. NSEP = Greater of (AIP x result of Step Six) or downside protection for NSEP)

2.	Calculate the Strategy Earnings

The table below illustrates the calculation of Interim Strategy Earnings applied to the Strategy as a result of the withdrawal.

Strategy Earnings

Step One	Step Two	Step Three	Step Four	Step Five
Dollar Amount of Preferred Withdrawal	Interim Strategy Earnings on the Preferred Withdrawal	Dollar Amount of Non-Preferred Withdrawal	Interim Strategy Earnings on the Non-Preferred Withdrawal	Total Interim Strategy Earnings
$7,000	$1,400	$7,000	$333	$1,733

where:

•

Step One: $7,000 = Lesser of 7% of $100,000 or $14,000 (i.e. dollar amount of Preferred Withdrawal is the lesser of the maximum Preferred Withdrawal Amount (7% of Contract Value at start of contract year) and the requested withdrawal)

•	Step Two: $1,400 = [25.00% x $7,000 / (1 + 25.00%)] (i.e. SEP x Preferred Withdrawal / (1+ SEP))

•	Step Three: $7,000 = ($14,000 - $7,000) (i.e. dollar amount of Non-Preferred Withdrawal equals requested withdrawal minus dollar amount of Preferred Withdrawal)

•	Step Four: $333 = [5.00% x $7,000 / (1 + 5.00%)] (i.e. NSEP x Non-Preferred Withdrawal / (1+ NSEP))

•	Step Five: $1,733 = ($1,400 + $333) (i.e. sum of Steps Two and Four)

3.	Calculate the Contract Value

The table below illustrates the calculation of the Contract Value after the withdrawal.

Contract Value

Contract Value before Withdrawal	Gross Withdrawal	Total Strategy Earnings	Contract Value after Withdrawal
$100,000	$14,000	$1,733	$87,733

where:

Contract Value after Withdrawal: $87,733 = $100,000 - $14,000 + $1,733

4.	Calculate the Cash Withdrawal

The table below illustrates the calculation of the Cash Withdrawal received by the owner as a result of the withdrawal.

Cash Withdrawal

Step One	Step Two	Step Three	Step Four	Step Five
Gross Withdrawal	CDSC Base/MVA Base	CDSC	MVA	Cash Withdrawal
$14,000	$7,000	$560	$228	$13,668

where:

•	Step One: $14,000 (Gross Withdrawal)

•	Step Two: $7,000 (i.e. CDSC Base and MVA Base = Non-Preferred Withdrawal)

•	Step Three: $560= ($7,000 x 8.00%) (i.e. CDSC Base x CDSC Percentage)

•	Step Four: $228 = ($7,000 x 3.25%) (i.e. MVA Base x MVA Factor)

•	Step Five: $13,668 = $14,000 - $560 + $228 (i.e. Result of Step One minus Step Three plus Step Four)

EVENT 2: PREFERRED AND NON-PREFERRED WITHDRAWAL WITH NEGATIVE INTERIM STRATEGY EARNINGS

Assume the contract owner takes a Gross Withdrawal of $14,000 after 400 days (i.e. 1 year and 35 days) have elapsed since the start of the Strategy Term. Assume the following values apply on the date of the withdrawal:

•	Index XYZ’s Index Performance is -20.00%

•	CDSC Percentage = 8.00%

•	MVA Factor = 3.25%

1.	Calculate the Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP)

The table below illustrates the calculation of the SEP and NSEP on that date.

SEP and NSEP

Step One	Step Two	Step Three	Step Four	Step Five	Step Six	Step Seven	Step Eight
Elapsed Term	Adjusted Index Performance (AIP)	Downside Protection for SEP	Downside Protection for NSEP	Elapsed Term / Strategy Term	Factor to use in NSEP	Strategy Earnings Percentage (SEP)	Non-Preferred Strategy Earnings Percentage (NSEP)
1.096	-17.096%	-10.00%	-13.81%	0.365	1.00	-10.00%	-13.81%

•	Step One: 1.096 = (400 days/365 days)

•	Step Two: -17.096% = [ (80% x –20.00%) -1.00% x 1.096)] (i.e. AIP = Participation Rate x Index Performance – Strategy Spread x Elapsed Term)

•	Step Three: -10.00% = (90% - 100%) (i.e. downside protection for SEP = Protection Level – 100%)

•	Step Four: -13.81% = [90% - 100% - 2.00% x (3 - 1.096)] (i.e. downside protection for NSEP = Protection Level – 100% -Non-Preferred Withdrawal Adjustment Percentage x (Strategy Term – Elapsed Term)

•	Step Five: 0.365 = (1.096 / 3) (i.e. Elapsed Term / Strategy Term)

•	Step Six: 1.00 (Use result of Step Five if result of Step Four is 0% or greater; otherwise use 1)

•	Step Seven: -10.00% = (Greater of -17.096% or -10.00%) (i.e. SEP = Greater of AIP or downside protection for SEP)

•	Step Eight: -13.81% = (Greater of -17.096% x 1.00 or -13.81%) (i.e. NSEP = Greater of (AIP x result of Step Six) or downside protection for NSEP)

2.	Calculate the Strategy Earnings

The table below illustrates the calculation of Interim Strategy Earnings applied to the Strategy as a result of the withdrawal.

Strategy Earnings

Step One	Step Two	Step Three	Step Four	Step Five
Dollar Amount of Preferred Withdrawal	Interim Strategy Earnings on the Preferred Withdrawal	Dollar Amount of Non-Preferred Withdrawal	Interim Strategy Earnings on the Non-Preferred Withdrawal	Total Interim Strategy Earnings
$6,141	-$682	$7,859	-$1,259	-$1,941

where:

•

Step One: $6,141 = Lesser of 7% of $87,733 or $14,000 (i.e. dollar amount of Preferred Withdrawal is the lesser of the maximum Preferred Withdrawal Amount (7% of Contract Value at start of contract year) and the requested withdrawal)

•	Step Two: -$682 = [-10.00% x $6,141 / (1 + (-10.00%)] (i.e. SEP x Preferred Withdrawal / (1+ SEP))

•	Step Three: $7,859 = ($14,000 - $6,141) (i.e. dollar amount of Non-Preferred Withdrawal equals requested withdrawal minus dollar amount of Preferred Withdrawal)

•	Step Four: -$1,259 = [-13.81% x $7,859 / (1 + (-13.81%)] (i.e. NSEP x Non-Preferred Withdrawal / (1+ NSEP))

•	Step Five: -$1,941 = (-$682 + (-$1,259)) (i.e. sum of Steps Two and Four)

3.	Calculate the Contract Value

The table below illustrates the calculation of the Contract Value as a result of the withdrawal.

Contract Value

Contract Value before Event	Gross Withdrawal	Total Strategy Earnings	Contract Value after Event
$87,733	$14,000	-$1,941	$71,792

where:

Contract Value after Event: $71,792 = $87,733 - $14,000 + (-$1,941)

4.	Calculate the Cash Withdrawal

The table below illustrates the calculation of the Cash Withdrawal received by the owner as a result of the withdrawal.

Cash Withdrawal

Step One	Step Two	Step Three	Step Four	Step Five
Gross Withdrawal	CDSC Base/MVA Base	CDSC	MVA	Cash Withdrawal
$14,000	$7,859	$629	$255	$13,626

where:

•	Step One: $14,000 (Gross Withdrawal)

•	Step Two: $7,859 (i.e. CDSC Base and MVA Base = Non-Preferred Withdrawal)

•	Step Three: $629 = ($7,859 x 8.00%) (i.e. CDSC Base x CDSC Percentage)

•	Step Four: $255 = ($7,859 x 3.25%) (i.e. MVA Base x MVA Factor)

•	Step Five: $13,626 = $14,000 - $629 +$255 (i.e. Result of Step One minus Step Three plus Step Four)

EVENT 3: NON-PREFERRED WITHDRAWAL WITH POSITIVE INTERIM STRATEGY EARNINGS

Assume the contract owner takes a Gross Withdrawal of $10,000 after 600 days (i.e. 1 year and 235 days) have elapsed since the start of the Strategy Term. On that date the Preferred Withdrawal Amount is now zero because the full Preferred Withdrawal Amount for the contract year was taken in Event 2 described above. Assume the following values apply to that date:

•	Index XYZ’s Index Performance is 15.7425%

•	CDSC Percentage = 8.00%

•	MVA Factor = -1.50%

1.	Calculate the Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP)

The table below illustrates the calculation of the SEP and NSEP on that date.

SEP and NSEP

Step One	Step Two	Step Three	Step Four	Step Five	Step Six	Step Seven	Step Eight
Elapsed Term	Adjusted Index Performance (AIP)	Downside Protection for SEP	Downside Protection for NSEP	Elapsed Term / Strategy Term	Factor to use in NSEP	Strategy Earnings Percentage (SEP)	Non-Preferred Strategy Earnings Percentage (NSEP)
1.644	10.950%	-10.00%	-12.712%	0.548	0.548	10.950%	6.00%

•	Step One: 1.644 = (600 days / 365 days)

•	Step Two: 10.95% = [ ( 80% x 15.7425%) - 1.00% x 1.644)] (i.e. AIP = Participation Rate x Index Performance – Strategy Spread x Elapsed Term)

•	Step Three: -10.00% = (90% - 100%) (i.e. downside protection for SEP = Protection Level – 100%)

•	Step Four: -12.712% = [90% - 100% - 2.00% x (3 - 1.644)] (i.e. downside protection for NSEP = Protection Level – 100% - Non-Preferred Withdrawal Adjustment Percentage x (Strategy Term – Elapsed Term)

•	Step Five: 0.548 = (1.644 / 3) (i.e. Elapsed Term / Strategy Term)

•	Step Six: 0.548 (Use result of Step Five if result of Step Four is 0% or greater; otherwise use 1)

•	Step Seven: 10.950% = (Greater of 10.950% or -10.00%) (i.e. SEP = Greater of AIP or downside protection for SEP)

•	Step Eight: 6.00% = (Greater of 10.950% x 0.548 or -12.712%) (i.e. NSEP = Greater of (AIP x result of Step Six) or downside protection for NSEP)

2.	Calculate the Strategy Earnings

The table below illustrates the calculation of Interim Strategy Earnings applied to the Strategy as a result of the withdrawal.

Strategy Earnings

Step One	Step Two	Step Three	Step Four	Step Five
Dollar Amount of Preferred Withdrawal	Interim Strategy Earnings on the Preferred Withdrawal	Dollar Amount of Non-Preferred Withdrawal	Interim Strategy Earnings on the Non-Preferred Withdrawal	Total Interim Strategy Earnings
$0	$0	$10,000	$566	$566

where:

•	Step One: Remaining Preferred Withdrawal is zero

•	Step Two: $0 = [10.95% x $0 / (1 + 10.95%)] (i.e. SEP x Preferred Withdrawal / (1+ SEP))

•	Step Three: $10,000 = ($10,000 - $0) (i.e. dollar amount of Non-Preferred Withdrawal equals requested withdrawal minus dollar amount of Preferred Withdrawal)

•	Step Four: $566 = [6.00% x $10,000 / (1 + 6.00%)] (i.e. NSEP x Non-Preferred Withdrawal / (1+ NSEP))

•	Step Five: $566 = ($0 + $566) (i.e. sum of Steps Two and Four)

3.	Calculate the Contract Value

The table below illustrates the calculation of the Contract Value as a result of the withdrawal.

Contract Value

Contract Value before Event	Gross Withdrawal	Total Strategy Earnings	Contract Value after Event
$71,792	$10,000	$566	$62,358

where:

Contract Value after Event: $62,358 = $71,792 - $10,000 + $566

4.	Calculate the Cash Withdrawal

The table below illustrates the calculation of the Cash Withdrawal received by the owner as a result of the withdrawal.

Cash Withdrawal

Step One	Step Two	Step Three	Step Four	Step Five
Gross Withdrawal	CDSC Base/MVA Base	CDSC	MVA	Cash Withdrawal
$10,000	$10,000	$800	-$150	$9,050

where:

•	Step One: $10,000 (Gross Withdrawal)

•	Step Two: $10,000 (i.e. CDSC Base and MVA Base = Non-Preferred Withdrawal)

•	Step Three: $800 = ($10,000 x 8.00%) (i.e. CDSC Base x CDSC Percentage)

•	Step Four: -$150 = ($10,000 x (-1.50%)) (i.e. MVA Base x MVA Factor)

•	Step Five: $9,050 = $10,000 - $800 + (-$150) (i.e. Result of Step One minus Step Three plus Step Four)

EVENT 4: PREFERRED AND NON-PREFERRED WITHDRAWAL WITH MINIMAL INDEX PERFORMANCE

The contract owner takes a Gross Withdrawal of $8,730 after 800 days (i.e. 2 years and 70 days) have elapsed since the start of the Strategy Term. Assume the following values apply to that date:

•	Index XYZ’s Index Performance is 2.2525%

•	CDSC Percentage = 7.00%

•	MVA Factor = 2.00%

1.	Calculate the Strategy Earnings Percentage (SEP) and Non-Preferred Strategy Earnings Percentage (NSEP)

The table below illustrates the calculation of the SEP and NSEP on that date.

SEP and NSEP

Step One	Step Two	Step Three	Step Four	Step Five	Step Six	Step Seven	Step Eight
Elapsed Term	Adjusted Index Performance (AIP)	Downside Protection for SEP	Downside Protection for NSEP	Elapsed Term / Strategy Term	Factor to use in NSEP	Strategy Earnings Percentage (SEP)	Non-Preferred Strategy Earnings Percentage (NSEP)
2.192	-0.39%	-10.00%	-11.62%	0.731	1.00	-0.39%	-0.39%

•	Step One: 2.192 = (800 days / 365 days)

•	Step Two: -0.39% = [ ( 80% x 2.2525%) - 1.00% x 2.192)] (i.e. AIP = Participation Rate x Index Performance – Strategy Spread x Elapsed Term)

•	Step Three: -10.00% = (90% - 100%) (i.e. downside protection for SEP = Protection Level – 100%)

•	Step Four: -11.62% = [90% - 100% - 2.00% x (3 - 2.192)] (i.e. downside protection for NSEP = Protection Level – 100% - Non-Preferred Withdrawal Adjustment Percentage x (Strategy Term – Elapsed Term)

•	Step Five: 0.731 = (2.192 / 3) (i.e. Elapsed Term / Strategy Term)

•	Step Six: 1.00 (Use result of Step Five if result of Step Four is 0% or greater; otherwise use 1)

•	Step Seven: -0.39% = (Greater of -0.39% or -10.00%) (i.e. SEP = Greater of AIP or downside protection for SEP)

•	Step Eight: -0.39% = (Greater of -0.39% x 1.00 or -11.62%) (i.e. NSEP = Greater of (AIP x result of Step Six) or downside protection for NSEP)

2.	Calculate the Strategy Earnings

The table below illustrates the calculation of Interim Strategy Earnings applied to the Strategy as a result of the withdrawal.

Strategy Earnings

Step One	Step Two	Step Three	Step Four	Step Five
Dollar Amount of Preferred Withdrawal	Interim Strategy Earnings on the Preferred Withdrawal	Dollar Amount of Non-Preferred Withdrawal	Interim Strategy Earnings on the Non-Preferred Withdrawal	Total Interim Strategy Earnings
$4,365	-$17	$4,365	-$17	-$34

where:

•

Step One: $4,365 = Lesser of 7% of $62,358 or $8,730 (i.e. dollar amount of Preferred Withdrawal is the lesser of the maximum Preferred Withdrawal Amount (7% of Contract Value at start of contract year) and the requested withdrawal)

•	Step Two: -$17 = [-0.39% x 4,365 / (1 + (-0.39%)] (i.e. SEP x Preferred Withdrawal / (1+ SEP))

•	Step Three: $4,365 = ($8,730 - $4,365) (i.e. dollar amount of Non-Preferred Withdrawal equals requested withdrawal minus dollar amount of Preferred Withdrawal)

•	Step Four: -$17 = [-0.39% x $4,365 / (1 + (-0.39%)] (i.e. NSEP x Non-Preferred Withdrawal / (1+ NSEP))

•	Step Five: -$34 = ((-$17) + (-$17)) (i.e. sum of Steps Two and Four)

3.	Calculate the Contract Value

The table below illustrates the calculation of the Contract Value as a result of the withdrawal.

Contract Value

Contract Value before Event	Gross Withdrawal	Total Strategy Earnings	Contract Value after Event
$62,358	$8,730	-$34	$53,594

where:

Contract Value after Event: $53,594 = $62,358 - $8,730 + (-$34)

4.	Calculate the Cash Withdrawal

The table below illustrates the calculation of the Cash Withdrawal received by the owner as a result of the withdrawal.

Cash Withdrawal

Step One	Step Two	Step Three	Step Four	Step Five
Gross Withdrawal	CDSC Base/MVA Base	CDSC	MVA	Cash Withdrawal
$8,730	$4,365	$306	$87	$8,511

where:

•	Step One: $8,730 (Gross Withdrawal)

•	Step Two: $4,365 (CDSC Base and MVA Base = Non-Preferred Withdrawal)

•	Step Three: $306 = ($4,365 x 7.00%) (i.e. CDSC Base x CDSC Percentage)

•	Step Four: $87 = ($4,365 x 2.00%) (i.e. MVA Base x MVA Factor)

•	Step Five: $8,511 = $8,730 - $306 + $87 (i.e. Result of Step One minus Step Three plus Step Four)

EVENT 5: TERM STRATEGY EARNINGS

At the end of the 3-year Strategy Term, Term Strategy Earnings are calculated and applied to the Strategy and then the contract owner surrenders the contract.

Assume the following values apply to that date:

•	Index XYZ’s Index Performance is 18.6%

•	CDSC Percentage = 6.00%

•	MVA Factor = 1.00%

1.	Calculate the Strategy Earnings Percentage (SEP)

The table below illustrates the calculation of the SEP on that date.

SEP

Step One	Step Two	Step Three	Step Four
Elapsed Term	Adjusted Index Performance (AIP)	Downside Protection for SEP	Strategy Earnings Percentage (SEP)
3.00	11.88%	-10.00%	11.88%

where:

•	Step One: 3.00 = (1095 days / 365 days)

•	Step Two: 11.88% = [ ( 80% x 18.60%) - 1.00% x 3.00)] (i.e. AIP = Participation Rate x Index Performance –

Strategy Spread x Elapsed Term)

•	Step Three: -10.00% = (90% - 100%) (i.e. downside protection for SEP = Protection Level – 100%)

•	Step Four: 11.88% = (Greater of 11.88% or -10.00%) (i.e. SEP = Greater of AIP or downside protection for SEP)

2.	Calculate the Strategy Earnings

The table below illustrates the calculation of Interim Strategy Earnings applied to the Strategy as a result of the withdrawal.

Strategy Earnings

Strategy Value	Term Strategy Earnings
$53,594	$6,367

Term Strategy Earnings: $6,367 = $53,594 x 11.88%

3.	Calculate the Contract Value

The table below illustrates the calculation of the Contract Value as a result of the withdrawal.

Contract Value

Contract Value before Event	Total Strategy Earnings	Contract Value after Event
$53,594	$6,367	$59,961

where:

Contract Value after Event: $59,961 = $53,594 + $6,367

4.	Calculate the Cash Withdrawal for a full surrender

The table below illustrates the calculation of the Cash Withdrawal received by the owner as a result of the surrender.

Cash Withdrawal

Step One	Step Two	Step Three	Step Four	Step Five
Gross Withdrawal	CDSC Base/MVA Base	CDSC	MVA	Cash Withdrawal
$59,961	$55,764	$3,346	$558	$57,173

where:

•	Step One: $59,961 (Gross Withdrawal)

•	Step Two: $55,764 (CDSC Base and MVA Base = Non-Preferred Withdrawal = $59,961 – 7% x $59,961)

•	Step Three: $3,346 = ($55,764 x 6.00%) (i.e. CDSC Base x CDSC Percentage)

•	Step Four: $558 = ($55,764 x 1.00%) (i.e. MVA Base x MVA Factor)

•	Step Five: $57,173 = $59,961 - $3,346 + $558 (i.e. Result of Step One minus Step Three plus Step Four)